FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2019

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

ENEL CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED JUNE 30, 2019

(Amounts expressed in millions of Chilean Pesos)

EXECUTIVE SUMMARY

▪  Net income attributable to the shareholders of Enel Chile reached Ch$ 49,054 million as of June 2019, representing a 60% reduction when compared to the same period of the previous year1. This reduction was due to a Ch$ 277,748 million impairment provision booked as a consequence of an agreement signed on June 4, 2019 with Chile´s Ministry of Energy to shut down the Tarapacá and Bocamina I power plants by May 2020 and December 2023 respectively.

The aforementioned is part of Enel Chile's commitment to the decarbonization process in the country, along with the sustainability strategy and the Group's strategic plan in Chile. It is worth mentioning that on July 26 and in response to its formal request to the CNE (National Energy Commission), the Company was authorized to advance the shutdown and final disconnection of the Tarapacá power plant by December 2019.

▪  If both extraordinary effects (termination of Anglo American Sur contracts, and the impairment provision) are excluded, net income attributable to the shareholders of Enel Chile increased 27.6% to Ch$ 156,264 million as of June 2019.

▪  Enel Chile´s generation increased 13.1% to 10,474 GWh, mainly due to greater generation from renewable sources (+ 790 GWh), primarily explained by the contribution of EGP Chile, along with higher thermal dispatch (+ 423 GWh) associated to greater availability of our combined cycles.

▪  During the first semester of 2019, operating revenues increased 26.3% to Ch$ 1,426,065 million, due to greater energy sales, greater gas commercialization sales, and the extraordinary income generated by the early termination of the contracts mentioned previously.

(1) Consolidated results of the Company as of June 2018 include only three months of consolidation of EGP Chile.

• 1 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

▪  Procurement and services costs of Enel Chile amounted to Ch$ 739,411 million, equivalent to a 12.8% increase, partly explained by greater thermal dispatch and higher gas commercialization costs.

▪  Consequently, the EBITDA of the Company increased 59.4% when compared to June 2018, totaling Ch$ 541,738 million. Excluding the extraordinary effect mentioned previously (termination of contracts with Anglo American Sur), the EBITDA of the Company increased 23.8% to Ch$ 420,620 million when compared to June 2018.

▪  The financial result went from a Ch$ 38,355 million net expense to a Ch$ 75,743 million net expense as of June 2019, partly due to financing the reorganization carried out in 2018 (Elqui Project) and the consolidation of EGP Chile operations.

SUMMARY BY BUSINESS

Generation

▪  Net electricity generation increased 13.1% when compared to June 2018 (+ 1,212 GWh) reaching 10,474 GWh mainly due to higher generation from renewable energy sources (+ 790 GWh), especially wind (+ 419 GWh) and solar (+320 GWh), in addition to higher thermal dispatch (+423 GWh).

▪  Operating revenues increased 31.7% to Ch$ 923,040 million as of June 2019, fundamentally explained by higher physical energy sales and a higher average energy sales price when expressed in Chilean pesos due to a greater exchange rate, together with higher gas commercialization sales and the extraordinary income generated by the early termination of three contracts with Anglo American Sur.

▪  Procurement and services costs reached Ch$ 381,921 million, equivalent to a 4.6% increase, due to higher fuel expenses related to higher gas commercialization costs and higher transportation costs, both partially offset by lower energy purchase costs.

▪  As a result of the abovementioned, EBITDA of the generation business increased 73.1% to Ch$ 454,941 million, while operating income totaled Ch$ 79,647 million, which includes the impairment provision related to the shutdown of Bocamina I and Tarapacá thermal power plants for Ch$ 277,748 million.

• 2 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

Physical Data	As of June 30, 2019	As of June 30, 2018
Total Sales (GWh) Total Generation (GWh)	11,886 10,474	11,527 9,262

Distribution

▪  Physical sales reached 8,519 GWh as of June 2019, representing a 2.7% increase compared to the same period of last year, mainly explained by higher sales in the residential segment.

▪  The total number of customers grew 2.5% to 1,949,508 when compared to June 2018, mainly residential and commercial customers. Annual energy losses declined from 5.1% to 5.0%.

▪  Operating revenues increased 13.1% to Ch$ 686,685 million as of June 2019, mainly due to a higher average sales price and higher physical energy sales.

▪  EBITDA of the distribution business increased 9.0% to Ch$ 96,758 million, explained primarily by higher energy sales revenues.

Physical Data	As of June 30, 2019	As of June 30, 2018
Total Sales (GWh) Customers	8,519 1,949,508	8,292 1,902,310

FINANCIAL SUMMARY- ENEL CHILE

▪  Gross financial debt of the Company decreased US$ 169 million to US$ 3,755 million when compared to June 2018. This variation was mainly explained by the total amortization of the bridge loan obtained to fund the Elqui Project that was partially offset by the disbursement of the committed credit lines available with EFI for US$ 400 million.

▪  Liquidity available to Enel Chile is composed of the following:

•       Cash and cash equivalents                   US$ 188 million.

•       Undisbursed committed credit lines (*) US$ 200 million.

(*) includes Enel Chile´s US$ 400 million and US$50 million committed credit lines with related party Enel Finance International. The first completely disbursed and the second completely undisbursed.

• 3 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

▪  The average cost of Enel Chile’s debt as of June 2019 was 5.7%.

▪  Hedging and protection:

To mitigate the risks associated with exchange rate and interest rate variations, Enel Chile has established policies and procedures to protect its financial statements against the volatility of these variables.

Enel Chile’s exchange rate hedging policy states that there should be a balance between the currencies of each company’s operations and the currency of its debt.  Therefore, we have cross currency swap and forward contracts that amount to US$ 777 million and US$ 1,335 million, respectively.

To reduce financial statement volatility caused by interest rate variations, the Enel Chile Group maintains an adequate debt structure balance. Therefore, the Company has interest rate swaps for US$ 780 million.

• 4 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

INFORMATION RELEVANT TO THE ANALYSIS OF THESE FINANCIAL STATEMENTS

Change in Scope of Consolidation:

Corporate Reorganization Project

On August 25, 2017, Enel Chile proposed a corporate reorganization (“the Reorganization”)  to Enel S.p.A that involved integrating the Enel Green Power Latin America Ltda. (EGPL”) renewable energy assets in Chile into Enel Chile, which controls the conventional electricity generation assets owned by Enel Generacion Chile S.A. (“Enel Generación Chile”) and the electricity distribution assets owned by Enel Distribución Chile S.A.

The proposed Reorganization involved the following stages: (i) Public Tender Offer (“PTO”) for the shares of Enel generación Chile, (ii) Capital Increase to issue the shares to be exchanges for the shares of Enel Generación Chile and EGPL, and (iii) Merger of EGPL, parent of EGP Chile,  with Enel Chile, each stage conditioned to the implementation of the others.

On December 20, 2017, the Extraordinary Shareholders’ Meeting of Enel Chile approved the Reorganization subject to complying with the conditions established for the PTO, Capital Increase, and Merger. The Shareholders’ Meeting also approved the Ch$ 1,891,727,278,668 capital increase of Enel Chile through the issuance of 23,069,844,862 new common shares, all of one same series and without par value, for a price and other terms approved by the Shareholders’ Meeting.

Finally, on March 25, 2018, the amendments to the articles of incorporation of Enel Chile to include the agreements related to the Merger, Capital Increase and changes to the corporate purpose of Enel Chile, among other provisions, were approved. The PTO took place between February 16 and March 22 of 2018, the subscription of preferred shares related to the Capital Increase took place between February 15 and March 16 of 2018 and the Renewable Assets Reorganization (including the Merger) concluded and became effective on April 2, 2018 and led to the increase in Enel Chile’s shareholding in Enel Generacion Chile from 59.98% to 93.55%. The merger of Enel Chile and EGPL from that date on increased Enel S.p.A total shareholding in Enel Chile to 61.93%.

As a consequence of the aforementioned, the results of the Enel Chile Group include the results of the EGP Chile Group since April 2, 2018 and the increased ownership share of Enel Generación Chile from that same date on. For additional information see Note No 6 to the Interim Consolidated Financial Statements of Enel Chile as of June 30, 2019.

• 5 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

MARKETS IN WHICH ENEL CHILE S.A. OPERATES

Generation business

We own and operate 130 generation units in Chile through our subsidiaries Enel Generación Chile, Pehuenche, Gas Atacama, and EGP Chile, which combined, have a total 7,463 MW installed capacity as of June 30, 2019. Of this total, 40 are hydroelectric units with 3,548 MW installed capacity, 22 are thermal units that operate using gas, coal or fuel oil and together have an installed capacity of 2,740 MW, 59 are wind generation units with 642 MW installed capacity, 8 are solar generation units with 492 MW installed capacity and 1 generation unit is geothermal with 41 MW installed capacity. Consequently, 63% of our installed capacity is renewable energy and 37% is thermal.

The following chart summarizes the physical information of our generation business segment for the period ended June 30, 2019 compared to the same period of 2018:

Company	Markets in which participates	Energy Sales		Market share
		(GWh)%
		1H 2019	1H 2018	1H 2019	1H 2018
Generation Business in Chile	Sist. Eléctrico Nacional (SEN)	11,886	11,527	33.4%	32.8%
Total		11,886	11,527	33.4%	32.8%

Distribution business

Our distribution business is carried out by our subsidiary Enel Distribución Chile S.A.

Enel Distribución Chile is one of the largest electricity distribution companies in Chile in terms of the number of regulated customers, distribution assets, and electricity sales. It operates in a 2,105 square kilometer concession area.  The Chilean Government granted the concession agreement to transmit and distribute electricity to 33 districts of the Metropolitan Region, including the concession areas of our subsidiaries Eléctrica de Colina Ltda., Luz Andes Ltda. and Empresa de Transmisión Chena S.A., for an unlimited period of time. Its service area, from the Chilean tariff regulation perspective, is considered primarily a densely populated area.

The following chart summarizes the physical information of our distribution business segment for the period ended June 30, 2019 compared to the same period of 2018:

	Energy Sales		Energy Losses		Clients		Clients/Employees
Company	(GWh) (*)		(%)		(thousand)
	1H 2019	1H 2018	1H 2019	1H 2018	1H 2019	1H 2018	1H 2019	1H 2018
Distribution Business in Chile (*)	8,519	8,292	5.0%	5.1%	1,950	1,902	2,801	2,781
Total	8,519	8,292	5.0%	5.1%	1,950	1,902	2,801	2,781

• 6 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

The following chart shows the electricity sales revenues per business segment and customer type:

Energy Sales Revenues
Revenues by business and type of customers
(Figures in Million Ch$)

COUNTRY	Chile		Structure and adjustments		Total
	1H 2019	1H 2018	1H 2019	1H 2018	1H 2019	1H 2018

Energy Sales Revenues

Generation:	723,573	658,342	(181,854)	(180,899)	541,720	477,443
Regulated customers	471,844	484,348	(178,706)	(180,899)	293,138	303,449
Non regulated customers	242,608	163,202	-	-	242,608	163,202
Spot market	9,121	10,792	(3,148)	-	5,973	10,792

Distribution:	644,365	566,313	(1,677)	(91)	642,688	566,222
Residential	256,881	209,034	-	-	256,881	209,034
Commercial	209,768	189,998	-	-	209,768	189,998
Industrial	108,770	104,745	-	-	108,770	104,745
Other	68,946	62,536	(1,677)	(91)	67,269	62,445
Less: Consolidation adjustments	(183,536)	(180,990)	-	-	-	-

Total Energy sales	1,184,403	1,043,665	(183,531)	(180,990)	1,184,408	1,043,665

Million Chilean pesos variation in Ch$ and %	140,738	13.48%	-	-	140,743	13.49%

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS

1.     Statement of Comprehensive Income Analysis

Net income attributable to the controlling shareholders of Enel Chile as of June 30, 2019, reached Ch$ 49,054 million, 60% lower than the Ch$ 122,504 million booked for the same period in 2018.

The following chart compares the figure of each item of the income statement as of June 30, 2019 and 2018:

• 7 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

CONSOLIDATED INCOME STATEMENT (Million Ch$)	1H 2019	1H 2018	Change	% Change

REVENUES	1,426,065	1,128,898	297,167	26.3%
Sales	1,294,909	1,108,661	186,248	16.8%
Other operating revenues	131,156	20,237	110,919	548.1%
PROCUREMENT AND SERVICES	(739,411)	(655,779)	(83,632)	12.8%
Energy purchases	(398,165)	(392,850)	(5,315)	1.4%
Fuel consumption	(143,695)	(134,667)	(9,028)	6.7%
Transportation expenses	(106,702)	(80,103)	(26,599)	33.2%
Other variable procurement and service cost	(90,849)	(48,159)	(42,690)	88.7%
CONTRIBUTION MARGIN	686,654	473,119	213,535	45.1%
Other work performed by entity and capitalized	7,113	6,475	638	9.9%
Employee benefits expense	(62,999)	(62,563)	(436)	0.7%
Other fixed operating expenses	(89,030)	(77,238)	(11,792)	15.3%
GROSS OPERATING INCOME (EBITDA)	541,738	339,793	201,945	59.4%
Depreciation and amortization	(116,104)	(95,556)	(20,548)	21.5%
Reversal of impairment profit (impairment loss) recognized in profit or loss	(282,745)	(1,373)	(281,372)	N/A
OPERATING INCOME	142,889	242,864	(99,975)	(41.2%)
NET FINANCIAL EXPENSE	(75,743)	(38,355)	(37,388)	97.5%
Financial income	8,262	10,967	(2,705)	(24.7%)
Financial costs	(76,573)	(52,119)	(24,454)	46.9%
Gain (Loss) for indexed assets and liabilities	(2,598)	1,755	(4,353)	(248.0%)
Foreign currency exchange differences, net	(4,834)	1,042	(5,876)	(563.7%)
OTHER NON-OPERATING RESULTS	2,212	3,196	(983)	(30.8%)
Income from other investments	270	91	179	197.0%
Share of profit (loss) of associates accounted for using the equity method	508	3,104	(2,596)	(83.6%)
NET INCOME BEFORE TAXES	69,358	207,704	(138,347)	(66.6%)
Income Tax	(17,010)	(51,767)	34,757	(67.1%)
NET INCOME	52,348	155,937	(103,589)	(66.4%)
Shareholders of the parent company	49,054	122,504	(73,450)	(60.0%)
Non-controlling interest	3,294	33,433	(30,139)	(90.2%)

Earning per share (Ch$ /share)*	0.71	2.50	(1.79)	(71.6%)

(*) As of June 30, 2019 and June 30, 2018 the average number of paid and subscribed shares was 69,166,557,220 and 58,573,092,171, respectively.

The consolidated EBITDA of Enel Chile amounted to Ch$ 541,738 million as of June 30, 2019, which represents a 59.4% increase when compared to the Ch$ 339,793 million booked the same period of the previous year. This increase is primarily explained by improved operational performance in the generation business and extraordinary income from the early termination of three energy supply contracts of Enel Generación Chile with its customer Anglo American Sur.

Operating revenues, operating costs, personnel and other expenses that determine our EBITDA, broken down by business segment for the periods ended June 30, 2019 and 2018, are presented below:

• 8 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

EBITDA, by business segment
(Figures in Million Ch$)

	1H 2019	1H 2018	Change	% Change

Generation business revenues	923,040	700,827	222,213	31.7%
Distribution business revenues	686,685	607,070	79,615	13.1%
Less: consolidation adjustments and other activities	(183,660)	(178,999)	(4,661)	2.6%
Total Enel Chile Consolidated Revenues	1,426,065	1,128,898	297,167	26.3%

Generation business costs	(381,921)	(365,066)	(16,855)	4.6%
Distribution business costs	(538,990)	(472,456)	(66,534)	14.1%
Less: consolidation adjustments and other activities	181,500	181,743	(243)	(0.1%)
Total Enel Chile Consolidated Procurement and Services Costs	(739,411)	(655,779)	(83,632)	12.8%

Personnel Expenses	(28,192)	(28,580)	388	(1.4%)
Other expenses by nature	(57,986)	(44,352)	(13,634)	30.7%
Total Generation business	(86,177)	(72,932)	(13,246)	18.2%

Personnel Expenses	(13,648)	(13,264)	(384)	2.9%
Other expenses by nature	(37,289)	(32,546)	(4,743)	14.6%
Total Distribution business	(50,937)	(45,810)	(5,127)	11.2%
Less: consolidation adjustments and other activities	(7,801)	(14,583)	6,781	(46.5%)

EBITDA, by business segment
Generation business EBITDA	454,941	262,828	192,113	73.1%
Distribution business EBITDA	96,758	88,804	7,954	9.0%
Less: consolidation adjustments and other activities	(9,961)	(11,839)	1,878	(15.9%)
TOTAL ENEL CHILE CONSOLIDATED EBITDA	541,738	339,793	201,945	59.4%

GENERATION BUSINESS EBITDA

The EBITDA of our Generation Business Segment reached Ch$ 454,941 million as of June 30, 2019, which represents a Ch$ 192,113 million increase, or 73.1%, when compared to the same period of the previous year. The main variables that explain this result are described below:

Operating revenues amounted to Ch$ 923,040 million as of June 30, 2019, a Ch$ 222,213 million, or 31.7% increase when compared to the same period of the previous year, mainly due to the following:

•       A Ch$ 65,228 million increase in electricity sales, mainly due to a higher average sales price expressed in Chilean pesos due to a higher average exchange rate for the period, together with higher physical sales of + 359 GWh (+1,578 GWh to non-regulated customers, +257 GWh in spot sales, offset by lower physical sales of -1,476 GWh to regulated customers).  This variation includes the revenue from energy sales of EGP Chile that amounted to Ch$ 23,116 million.

•       A Ch$ 45,119 million increase in other sales, mainly due to a Ch$ 45,152 million increase in gas sales.

•       A Ch$ 111,853 million increase in other operating revenues, mainly due to extraordinary income of Ch$ 121,118 million generated by the early termination of three energy supply contracts with Anglo American Sur, partially offset by lower revenue from insurance claims for Ch$ 8,612 million related to an incident at Central Tarapacá in 2018.

• 9 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

Operating costs increased to Ch$ 381,921 million as of June 30, 2019, a Ch$ 16,855 million increase, equivalent to 4.6%, due to the following:

•       A Ch$ 57,222 million reduction in energy purchases primarily explained by lower physical energy purchases (-854 GWh), mainly contracted energy purchases (-438 GWh) and spot market purchases (-416 GWh). This lower cost includes the positive effect of adding EGP Chile to Enel Chile, which led to a net Ch$ 46,087 million reduction in Enel Chile’s cost of energy purchases as a consequence of the elimination of related party transactions (sales of EGP Chile to Enel Generación Chile).

•       A Ch$ 9,028 million increase in fuel costs, primarily due to higher gas consumption for Ch$ 8,491 million, higher coal consumption for Ch$ 3,681 million partially offset by lower fuel oil consumption for Ch$ 3,061 million.

•       Other procurement and services costs increased Ch$ 41,327 million, mainly due to greater commercialization costs of gas sales amounting to Ch$ 31,619 million, higher thermal emissions tax costs for Ch$ 5,125 million related to greater coal and gas fueled thermal generation and a higher commodity derivative costs for Ch$ 2,818 million.

•       A Ch$ 23,721 million increase in transportation costs, mainly due to higher toll expenses for Ch$ 9,443 million, higher gas transportation costs for Ch$ 10,043 million and higher regasification costs for Ch$ 3,698 million.

Other expenses reached Ch$ 57,986 million as of June 30, 2019, a Ch$ 13,634 million increase when compared to the same period in 2018, mainly due to Ch$ 8,205 million higher cost related to the addition of the EGP Chile Group to Enel Chile´s consolidating perimeter in April 2018. Also, the costs of repair and maintenance services of Enel Generación Chile increased Ch$ 2,430 million, technical and management services increased Ch$ 1,845 million and insurance costs increased Ch$ 958 million.

DISTRIBUTION BUSINESS EBITDA:

The EBITDA of our Distribution Business Segment reached Ch$ 96,758 million as of June 30, 2019, which represents a Ch$ 7,954 million, or 9%, increase when compared to the same period in 2018. The main variables that explain this outcome are described below:

Operating revenues amounted to Ch$ 686,685 million, a Ch$ 79,615 million increase, equivalent to 13.1%, mainly due to (i) higher energy sales revenue for Ch$ 78,055 million as a result of a higher average sales price when expressed in Chilean pesos due to the higher exchange rate, the impact of the new technical norm

• 10 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

on tariffs and higher physical energy sales (+227 GWh, or 2.7%), and (ii) higher toll revenue in the zonal transmission segment for Ch$ 3,260 million also due to the higher average sales price when expressed in Chilean pesos. The above mentioned was partially offset by a decrease in other services revenue for Ch$ 2,073 million.

Operating costs reached Ch$ 538,990 million, a Ch$ 66,534 million increase, primarily due to greater energy purchases for Ch$ 61,333 million, mainly resulting from a higher average energy purchase price and greater physical purchases in the period (+ 255 GWh, or 2.9%), higher zonal transmission transportation costs of Ch$ 4,270 million, as well as higher other procurements and services cost for Ch$ 930 million, primarily explained by higher fines and penalty expenses for Ch$ 1,085 million, offset by lower costs of value-added services for Ch$ 155 million. Additionally, there was a Ch$ 4,743 million increase in fixed costs due to the impact of the distribution business technical norm on operating and maintenance costs.

Depreciation, Amortization and Impairment

The following table summarizes the Enel Chile Group EBITDA, depreciation, amortization and impairment expenses and EBIT broken down by segment as of June 30, 2019 compared to June 30, 2018.

	6 months ended June 30, 2019			6 months ended June 30, 2018
Business Segment	EBITDA	Depreciation, Amortization and Impairments	EBIT	EBITDA	Depreciation, Amortization and Impairments	EBIT
	(Figures in million Ch$)			(Figures in million Ch$)

Generation
Generation business in Chile	454,941	(375,295)	79,647	262,828	(77,771)	185,057
Total Generation business	454,941	(375,295)	79,647	262,828	(77,771)	185,057

Distribution
Distribution business in Chile	96,758	(22,851)	73,908	88,804	(19,847)	68,956
Total Distribution business	96,758	(22,851)	73,908	88,804	(19,847)	68,956
Less: consolidation adjustments and other activities	(9,961)	(705)	(10,666)	(11,839)	689	(11,150)
TOTAL ENEL CHILE CONSOLIDATED	541,738	(398,850)	142,889	339,793	(96,930)	242,864

Depreciation, amortization and impairment costs amounted to Ch$ 398,850 million, a Ch$ 301,920 million increase when compared to the same period of the previous year. This variation is mainly explained by the impairment provision related to the Tarapacá and Bocamina I coal-fired units for Ch$ 195,809 million and Ch$ 81,939 million respectively, as a consequence of the Group´s decarbonization process, in addition to greater depreciation from EGP Chile that amounted to Ch$ 22,519 million.

The following chart presents consolidated non-operating income as of June 30, 2019, and 2018.

• 11 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

NON OPERATING INCOME
6 months ended June 30, 2019 and 2018
(Figures in Million Ch$)

	1H 2019	1H 2018	Change	% Change
Financial Income
Generation business in Chile	5,426	3,514	1,912	54.4%
Distribution business in Chile	5,066	5,802	(736)	(12.7%)
Other subsidiaries non related with generation and distribution business	7,627	4,438	3,189	71.9%
Less: consolidation adjustments	(9,857)	(2,787)	(7,070)	253.7%
Total Financial Income	8,262	10,967	(2,705)	(24.7%)
Financial Costs
Generation business in Chile	(54,116)	(35,890)	(18,226)	50.8%
Distribution business in Chile	(3,340)	(3,434)	94	(2.7%)
Other subsidiaries non related with generation and distribution business	(28,975)	(15,559)	(13,416)	86.2%
Less: consolidation adjustments	9,857	2,764	7,093	256.6%
Total Financial Costs	(76,573)	(52,119)	(24,454)	46.9%
Foreign currency exchange differences
Generation business in Chile	(1,616)	(2,218)	602	(27.2%)
Distribution business in Chile	37	114	(76)	(67.3%)
Other subsidiaries non related with generation and distribution business	(3,255)	3,147	(6,402)	(203.4%)
Total Foreign currency exchange differences	(4,834)	1,042	(5,876)	(563.7%)
Gain (Loss) for indexed assets and liabilities
Generation business in Chile	(3,163)	920	(4,082)	(443.9%)
Distribution business in Chile	(659)	795	(1,454)	(182.9%)
Other subsidiaries non related with generation and distribution business	1,224	40	1,183	N/A
Total Gain (Loss) for indexed assets and liabilities	(2,598)	1,755	(4,353)	(248.0%)
Total ENEL CHILE Net Financial Income	(75,743)	(38,355)	(37,388)	97.5%

Income from other investments
Generation business in Chile	160	115	45	0.0%
Income from other investments	110	(24)	134	(100.0%)
Total Other Profit (Loss) related to Sale of Assets	270	91	179	(100.0%)

Other Profit (Loss)
Generation business in Chile	1,434	-	1,434	N/A
Total Other Profit (Loss)	1,434	-	1,434	0.0%
Share of profit (loss) of associates accounted for using the equity method
Generation business in Chile	508	3,104	(2,596)	(83.6%)
Total Share of Profit (Loss) of associates accounted for using the equity method	508	3,104	(2,596)	(83.6%)

Total Other Profit (Loss) accounted in Non Operating Income	2,212	3,195	(984)	(30.8%)

Net Income Before Taxes	69,358	207,704	(138,347)	(66.6%)
Income Tax
Generation business in Chile	(2,852)	(36,120)	33,267	(92.1%)
Distribution business in Chile	(18,584)	(19,212)	628	(3.3%)
Other subsidiaries non related with generation and distribution business	4,427	3,564	862	24.2%
Total Income Tax	(17,010)	(51,767)	34,757	(67.1%)
Net Income	52,348	155,937	(103,589)	(66.4%)

Net Income attributable to owners of parent	49,054	122,504	(73,450)	(60.0%)
Net income attributable to non-controlling interest	3,294	33,433	(30,139)	(90.2%)

Net Financial Result

The consolidated net financial income of Enel Chile, as of June 30, 2019, amounted to a Ch$ 75,743 million loss, Ch$ 37,388 million more than the Ch$ 38,355 million loss booked for the same period of 2018. This is primarily explained by the following:

• 12 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

Financial income decreased Ch$ 2,705 million due to lower income on short-term fixed income investments for Ch$ 1,907 million and lower income related to debt refinancing for Ch$ 798 million.

Financial expenses increased Ch$ 24,454 million, primarily explained by (i) higher interest on bank loans amounting to Ch$ 11,749 million, mainly related to the corporate restructuring carried out in 2018 (Elqui Project) (ii) Ch$ 10,754 million higher interest expenses on the debt with Enel Financial International, and (iii) Ch$ 1,951 million increase in bank fees.

Income related to indexation decreased Ch$ 4,353 million, primarily due to (i) a greater negative impact of IAS 29 “Financial Reporting in Hyperinflationary Economies” on the branch of the Gas Atacama Group located in Argentina that amounted to a Ch$ 2,803 million, (ii), lower income from recoverable taxes for Ch$ 1,722 million, and (iii) lower income from hedging derivative contracts for Ch$ 231 million. The aforementioned was partially offset by lower losses as a result of indexation of financial liabilities recorded in U.F. for Ch$ 402 million.

Income from exchange rate differences decreased Ch$ 5,876 million, mainly due to greater negative exchange rate differences on forward contracts for Ch$ 4,200 million and on cash and cash equivalents for Ch$ 3,319 million. The aforementioned was partially offset by and a greater positive exchange rate difference on valuations of accounts payables and other foreign currency liabilities for Ch$ 1,644 million.

Corporate Taxes

Corporate income tax reached Ch$ 17,010 million as of June 30, 2019, a Ch$ 34,757 million reduction when compared to the same period of the previous year, primarily explained by a Ch$ 74,922 million lower tax expenses due to the impairment loss related to the coal units of Tarapacá and Bocamina 1 power plants, offset by a higher tax expense as a result of extraordinary income generated by the early termination of three energy supply contracts with a Anglo American Sur and a Ch$ 6,180 million tax expense increase related to the holding company´s higher profits.

BALANCE SHEET ANALYSIS

ASSETS

Assets			Change	Change
	Jun-19	Dec-18		%
	(Million Ch$)

Current Assets	1,089,479	996,948	92,531	9.3%
Non current Assets	6,282,823	6,491,072	(208,249)	(3.2%)

Total Assets	7,372,302	7,488,020	(115,718)	(1.6%)

Total assets of the Company as of June 30, 2019, decreased Ch$ 115,718 million when compared to total assets as of December 31, 2018, mainly due to the following:

• 13 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

Current Assets increased Ch$ 92,531 million as of June 30, 2019. The variations in the main categories are presented below:

•       Cash and cash equivalents decreased Ch$ 117,533 million, explained by the following cash disbursements: (i) dividend payments for Ch$ 234,094 million, (ii) purchase of property, plant and equipment for Ch$ 201,843 million, (iii) income tax payments for Ch$ 60,259 million, (iv) employee-related payments for Ch$ 69,141 million, (v) principal and interest payments on loans for Ch$ 298,812 million, (vi) insurance policy payments and collections for Ch$11,477 million (vii) net payments of forward contract liquidations for Ch$ 3,239 million, (viii) payments of financial leasing liabilities for Ch$ 2,318 million, (ix) other cash disbursements related to investment activities for Ch$ 32 million, and (x) lower other cash inflows related to financing activities for Ch$ 7,254 million. All the above was offset by (i) other operational cash inflows for Ch$ 478,715 million, primarily from customer collections net of payments to suppliers, (ii) loans from related companies for Ch$ 283,827 million, (iii) net interest cash inflow for Ch$ 4,291 million, and (iv) dividends received for Ch$ 4,070 million.

•       Other current non-financial assets increased Ch$ 23,916 million, mainly due to (i) an increase in Value added tax credit for Ch$ 12,118 million. and (ii) Enel Generación Chile´s anticipated insurance premium expenses for Ch$ 2,451 million , and (iii) project accounts receivables of Enel Distribucion Chile for Ch$ 8,422 million.

•       Trade accounts receivables and other current accounts receivables increased Ch$ 197,123 million, mainly due to (i) a Ch$ 104,861 million and Ch$ 87,854 million increase in the generation and distribution segments trade accounts receivables, respectively, primarily related to the pending application of tariff decrees to end customers, and (ii) a Ch$ 4,408 million increase in trade accounts receivables from Enel X Chile.

•       Inventories decreased by Ch$ 15,486 million, mainly due to (i) a Ch$ 11,375 million reduction in inventories of the generation business namely coal and other fuels for Ch$ 16,541 million, offset by an increase in spare parts and other inventory for Ch$ 5,194 million, (ii) a Ch$ 3,132 million reduction in the level of inventories of Enel X Chile, and (iii) a Ch$ 1,307 million decrease of electric supplies and materials.

Non-Current Assets decreased Ch$ 208,249 million as of June 30, 2019. The variations in the main categories are presented below:

•       A Ch$ 5,093 million decrease in Other non-financial non-current assets, mainly due to the use of the remaining value added tax credit of the EGP Group for Ch$ 9,404 million, offset by the reclassification of spare parts as

• 14 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

long term inventory rather than short term inventory that amounted to Ch$ 3,767 million (consumption plan over one year)

•       Trade accounts receivables and other non-current accounts receivables increase Ch$ 6,056 million, mainly related to higher Enel X Chile leasing receivables booked for Ch$ 5,193 million.

•       Investments accounted for using the equity method decreased Ch$ 4,650 million, mainly explained by the dividends paid by GNL Chile and Transmisora Eléctrica de Quillota for Ch$ 5,192 million.

•       Intangible assets other than goodwill decreased Ch$ 1,508 million, mainly due to new investments in software for Ch$ 4,508 million, offset by (i) amortization for the period amounting to of Ch$ 5,104 million and (ii) the effects of exchange differences for Ch$ 912 million.

•       Property, plant and equipment decreased by Ch$ 206,104 million, mainly due to (i) depreciation of Ch$ 111,000 million during the period, (ii) currency translation effects for Ch$ 31,255 million and (iii) Ch$ 278,611 million due to asset impairment losses. All offset by (i) asset additions during the period for Ch$ 121,075 million, (ii) an increase related to recognizing registered land use rights due to the application of IFRS 16 “Leasing” that amounted to Ch$ 37,294 million, and (iii) a Ch$ 51,375 million increase related to asset dismantling provisions.

LIABILITIES

Liabilities and Equity			Change	Change
	Jun-19	Dec-18		%
	(Million Ch$)

Current Liabilities	892,293	1,217,464	(325,171)	(26.7%)
Non Current Liabilities	2,835,406	2,596,392	239,014	9.2%
Total Equity	3,644,603	3,674,164	(29,561)	(0.8%)
attributable to owners of parent company	3,395,851	3,421,229	(25,378)	(0.7%)
attributable to non-controlling interest	248,752	252,935	(4,183)	(1.7%)

Total Liabilities and Equity	7,372,302	7,488,020	(115,718)	(1.6%)

Total liabilities of the Company as of June 30, 2019, including Equity, decreased Ch$ 115,718 million when compared to total liabilities as of December 31, 2018, mainly due to the following:

Current liabilities decreased Ch$ 325,171 million. The variations in the main categories are presented below:

• 15 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

•       Other current financial liabilities decrease Ch$ 233,901 million, mainly (i) bank loan principal amortization for Ch$ 213,759 million (bridge loan to finance PTO), (ii) a reduction in liabilities due to hedging derivatives for Ch$ 22,403 million, all partially offset by an increase in financial liabilities due to the effect of applying IFRS 16 “Leasing” for Ch$ 2,252 million.

•       Trade accounts payable and other current accounts payable decreased Ch$ 81,574 million, mainly (i) lower accounts payable to suppliers of goods, services and fixed assets for Ch$ 71,042 million in the generation business, (ii) lower dividends payable for Ch$ 50,002 million, and (iii) lower personnel accounts payable for Ch$ 7,587 million. The above mentioned was partially offset by (i) greater debt due to the purchase of energy and fuel for Ch$ 43,433 million, and (ii) an increase in other accounts payable for Ch$ 3,624 million.

•       Related party accounts payable decreased Ch$ 35,653 million, primarily due to lower accounts payable to Enel SpA for Ch$ 64,141 million, mainly due to Ch$ 67,198 million in dividend payments and Ch$ 3,057 million in other services received pending payment. The above was offset partly by (i) greater accounts payable to GNL Chile S.A. for Ch$ 21,115 million for gas purchases (ii) greater accounts payable to Enel Global Trading for Ch$ 2,209 million, mainly commodity derivatives, and (iii) greater accounts payable to Enel Green Power SpA of Ch$ 2,653 million for technical and other services.

•       Current tax liabilities increased Ch$ 47,434 million, mainly due to higher income tax provisions.

•       Other non-financial current liabilities decrease Ch$ 21,493 million, primarily a reduction in value added tax debits.

Non-Current Liabilities increased Ch$ 239,014 million as of June 30, 2019, which is explained by the following:

•       Other non-current financial liabilities decreased Ch$ 5,071 million, mainly due to (i) the effect of exchange rate differences on debt in US dollars for Ch$ 26,242 million, and (ii) amortization of debt principal denominated in U.F. for Ch$ 15,520 million. The aforementioned is partially compensated by (i) a Ch$ 32,115 million increase in financial liabilities due to effect of the application of IFRS 16 “Leasing” of which Ch$ 29,552 million originate in Grupo EGP Chile and (ii) the increase in liabilites due to hedging derivatives for Ch$ 4,600 million.

•       Non-current accounts payable to related parties increased Ch$ 260,369 million mainly explained by Enel Chile´s new loan provided by Enel Financial International for Ch$ 271,660 million (US$ 400 million).

• 16 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

•       Other non-current provisions increased Ch$ 54,485 million mainly explained by (i) a Ch$ 53,129 million increase in dismantling costs related to the programmed shutdown of Tarapacá and Bocamina I coal fired generation units, and (ii) an increase in legal claim provisions for Ch$ 1,356 million.

•       Deferred tax liabilities decreased Ch$ 71,626 million mainly due to the Ch$ 74,992 million tax effect of the impairment loss booked due to the shutdown of the Tarapacá and Bocamina I power plants.

Total Equity amounted to Ch$ 3,644,603 million as of June 30, 2018

Equity attributable to owners of Enel Chile amounted to Ch$ 3,395,851 million, comprised of the following: Issued capital for Ch$ 3,882,103 million, Retained earnings for Ch$ 1,855,338 million, and Other reserves for Ch$ -2,341,590 million.

Retained earmings decreased during the period by Ch$ 59,459 million mainly due to dividends for the period amounting to Ch$ 108,513 million, offset by profit for the period amounting to Ch$ 49,054 million.

Other reserves increased by Ch$ 34,082 million mainly due to cash flow hedge reserves for Ch$ 49,272 million, compensated by lower conversion reserves for Ch$ 17,477 million.

Equity attributable to non-controlling shareholdings amounted to Ch$ 248,752 million, which considers an initial Ch$ 252,935 million balance, plus the transactions booked throughout the year up to June 30, 2019, related to net income of the period for Ch$ 3,294 million, greater other comprehensive income for Ch$ 267 million, and other increments for Ch$ 801 million. The aforementioned was offset by a Ch$ 8,546 million reduction in dividends.

The performance of main financial ratios is the following:

RATIO		Unit	Jun-19	Dec-18	Jun-18	Change (%)

Liquidity	Liquidity	Times	1.22	0.82	-	48.8%
	Acid-test *	Times	1.17	0.77	-	52.0%
	Working capital	MMCh$	197,186	(220,516)	-	(189.4%)
Leverage	Leverage	Times	1.02	1.04	-	(1.9%)
	Short-term debt	%	23.9%	31.9%	-	(25.1%)
	Long-term debt	%	76.1%	68.1%	-	11.8%
	Financial expenses coverage**	Times	6.45	-	6.89	(6.4%)
Profitability	Op. income / Op. Revenues	%	10.0%	-	21.5%	(53.4%)
	ROE	%	8.7%	-	9.7%	(9.9%)
	ROA	%	4.4%	-	6.9%	(35.8%)

(*) Current Assetes net of Inventories and prepayments
(**) EBITDA/ Financial Costs

• 17 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

The current ratio, as of June 30, 2019, reached 1.22 times, which represents a 48.8% increase when compared to December 2018.  This increase is mainly due to the reduction of short-term financial liabilities.

Acid test or quick ratio, as of June 30, 2019, was 1.17 times, which represents a 52% increase when compared to December 31, 2018, which is also due to the reduction of short-term financial liabilities.

Working capital, as of June 30, 2019, amounted to Ch$ 197,186 million, which represents a Ch$ 417,702 million positive variation when compared to December 31, 2018, also due to the reduction of short-term financial liabilities.

The debt ratio was 1.02 times, which means that the level of commitment of Enel Chile equity was 1.02 times for the first semester of 2019. This improvement is due to the lower level of deferred tax liabilities as a consequence of the impairment loss related to Central Tarapacá and Bocamina I.

The financial expenses coverage ratio for the period ended June 30, 2019, was 6.45 times, which represents the ability to cover all financial expenses with the EBITDA margin obtained during the period ended June 2019. If the impact of the early termination of the Anglo American Sur contracts was excluded, the financial expense coverage ratio would have reached 5.01 times.

The profitability index, calculated by dividing operating income by operating revenues, decreased 53.4% when compared to the same period of the previous year, reaching 10.0% as of June 30, 2019, due to lower operating income booked this period when compared to the same period of last year. If the impact of the early termination of the Anglo American Sur contracts, and the impairment loss related to Central Tarapacá and Bocamina I were excluded, this index would have increased 23%.

Return on equity of the owners of the controlling shareholder (dominant) was 8.7% for the six-month period ended June 30, 2019. If the impact of the early termination of the Anglo American Sur contracts, and the impairment loss related to Central Tarapacá and Bocamina I were excluded, return on equity would have reached 11.6%.

Return on assets was 4.4% for the six-month period ended June 30, 2019. If the impact of the early termination of the Anglo American Sur contracts, and the impairment loss related to Central Tarapacá and Bocamina I were excluded, return on assets would have reached 6.1%.

MAIN CASH FLOWS

The net cash flow of Enel Group Chile reached a negative Ch$ 111,473 million as of June 30, 2019, which represents a Ch$ 206,883 million increase when compared to the same period of the previous year.  The main factors that explain this cash flow,

• 18 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

classified as either operating, investing, or financing activities, compared to June 2018, are presented below:

Net Cash Flow			Change	Change
	Jun-19	Dec-18		%
	(Million Ch$)

From Operating Activities	337,838	309,799	28,039	9.1%
From Investing Activities	(196,752)	(1,860,751)	1,663,999	(89.4%)
From Financing Activities	(252,559)	1,232,596	(1,485,155)	(120.5%)

Total Net Cash Flow	(111,473)	(318,356)	206,883	(65.0%)

Net cash flow from operating activities amounted to a Ch$ 337,838 million for the six-month period ended June 30, 2019, which represents a 9.1% increase when compared to June 2018. These cash flows come primarily from (i) sales and other revenue amounting to Ch$ 1,596,267 million, (ii) leasing and asset sales for Ch$ 3,340 million, (iii) other operational billings for Ch$ 845 million, (iv) insurance policy premiums and services, annuities and other insurance benefits for Ch$ 171 million, which were all partially offset by cash outflows related to (i) supplier payments for Ch$ 1,013,646 million, (ii) employee payments for Ch$ 69,141 million, (iii) payments for making or acquiring assets for lease and sale for Ch$  27,028 million, (iv) income tax payments for Ch$ 60,259 million; (v) other payments related to operational activities for Ch$ 75,924 million, (vi) insurance premium payments and other payments related to insurance policies for Ch$ 11,649 million and (vii) other cash outflows for Ch$ 5,138 million.

Net cash flow used in investing activities amounted to Ch$ 196,752 million for the six-month period ended June 30, 2019, which represents a Ch$ 1,663,999 million reduction in cash outflows when compared to June 2018.  These cash flows are mainly comprised of (i) cash outflows for Ch$ 201,842 million to purchase property, plant and equipment, (ii) payments of futures, options and swaps for Ch$ 3,360 million. These cash outflows were partially compensated by (i) interest payments received amounting to Ch$ 4,291 million, and (ii) dividends payments received for Ch$ 4,070 million and (iii) cash inflows originating from futures, options and swaps for Ch$ 121 million.

The Ch$ 1,663,999 million positive variation in the Company´s investment cash flow, when compared to last year, is primarily explained by the PTO for Enel Generacion Chile shares carried out during the first semester of 2018, which required the disbursement of Ch$ 1,624,327 million.

Net cash flow of financing activities amounted to Ch$ 252,559 million for the six-month period ended June 30, 2019, which represents a Ch$ 1,485,155 million negative variation when compared to June 2018. The main cash flows are (i) loan payments for Ch$ 229,279 million, (ii) dividend payments for Ch$ 234,094 million (iii) interest payments for Ch$ 69,532 million, and (iv) other cash inflows for Ch$ 1,162 million and (v) financial leasing liability payments for Ch$ 2,318 million The aforementioned was offset by (i) loans from related companies for Ch$ 283,826 million.

• 19 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

The Ch$ 1,485,155 million negative variation in the Company´s financial cash flow, when compared to last year, is primarily due to the funding obtained during the first semester of 2018, specifically a capital increase, bond placement and bank loans amounting to a total Ch$ 1,581,495 million to finance the PTO for Enel Generacion Chile shares.

The following table presents the cash disbursements related to additional Property, Plant and Equipment and its Depreciation for the six-month period ended June 30, 2019 and 2018.

INFORMATION FOR ASSETS AND EQUIPMENTS BY COMPANY
6 months ended June 30, 2019 and 2018
(Million Ch$)

Company	Payments for Additions of Fixed Assets		Depreciation
	Jun-19	Jun-18	Jun-19	Jun-18
Generation business in Chile	169,757	178,114	97,432	77,822
Distribution business in Chile	30,869	47,206	17,859	17,291
Other entities (business different to generation and distribution)	1,271	2,112	799	443
Total Consolidated ENEL CHILE Group	201,897	227,432	116,091	95,556

The most relevant cash outflows originate in the generation business and correspond to power plant investments and major maintenance that amounted to Ch$ 169,757 million as of June 30, 2019. In the distribution business, cash disbursements amounted to Ch$ 30,869 million and are basically investments in network operational optimization to increase the level of efficiency and service quality.

• 20 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

MAIN RISKS ASSOCIATED WITH THE ACTIVITY OF ENEL CHILE S.A. GROUP

The Group’s activities are subject to a broad set of governmental regulations, and any changes in them could affect their activities, economic situation and operating income.

The Group’s operating subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations in Chile. Consequently, the introduction of new laws or regulations, or the modification of current laws and regulations, could affect their operations, economic situation and operating results.

These new laws or regulations, on occasion, modify regulatory aspects that may affect existing entitlements; which, as the case might be, may adversely affect the Group’s future income.

The Group’s operations are also subject to wide-ranging environmental regulations that Enel Chile continuously meets. Eventual modifications introduced to such regulations could affect its operations, economic situation and operating income.

Enel Chile and its operating subsidiaries are subject to environmental regulations which, among other things, require the preparation and submission of Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enel Chile cannot guarantee that:

▪  Public authorities will approve such environmental impact studies;

▪  Public opposition will not lead to delays or modifications to any proposed project;

▪  Laws or regulations will not be modified or interpreted in a manner that leads to increased expenses or that might affect the Group’s operations, plants or plans.

The Group’s commercial operations have been planned in order to mitigate possible impacts as a result of changing hydrological conditions.

The operations of Enel Chile Group include hydroelectric generation, and therefore, depend on actual hydrological conditions throughout a broad geographical area where the Group’s hydroelectric generation facilities are located. Should the hydrological conditions lead to droughts or other conditions that might negatively affect hydroelectric generation business, our results could be adversely affected, which is why Enel Chile has established, as an essential part of its commercial policy,

• 21 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

to refrain from contractually committing 100% of its generation capacity. At the same time, the electricity business is also affected by meteorological conditions, such as temperatures, that affect consumption. Our margins may be affected by weather conditions depending on the different climate conditions.

The financial situation and the results of our operations may be negatively affected if the exposure to interest rate fluctuations, commodity prices and foreign exchange rates are not effectively managed.

Risk Management Policy

The companies of Enel Group in Chile are exposed to determinate risks managed through the application of identification, measurement, concentration limits and supervision systems.

Some of basic principles defined by the Group when setting their risk management policy include the following:

•       Comply with good corporate governance standards.

•       Strictly comply with all of the Group’s regulatory systems.

•       Each business and corporate area must define:

I. The markets in which it can operate based on the knowledge and skills that would ensure effective management of the risk.

II. Criteria of counterparts.

III. Authorized operators.

  For each market in which they operate, business and corporate areas establish their risk adversity within the defined strategy.

  All corporate areas and business operations are carried out within the limits approved in each case.

  Businesses, corporate departments, business lines and companies establish the risk management controls require to ensure that transactions carried out in the markets in accordance with the policies, rules and procedures of Enel Chile.

Interest Rate Risk

• 22 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

Interest rate variations modify the fair value of interest bearing at a fixed rate assets and liabilities, as well as future flows of assets and liabilities indexed at a variable rate of interest.

The aim of managing the interest rate risk is to reach a debt structure balance that would enable to minimize debt costs while reducing Income Statement volatility.

The debt structure according to interest rate, measured as the percentage of fixed debt and/or protected above total gross debt, is the following:

INTEREST RATE (%)	June 30, 2019	December 31, 2018

Fixed Interest Rate	80%	71%

Depending on the Group’s estimates and on the objectives of its debt structure, various hedging operations are carried out via contracting derivatives to mitigate such risks.

Foreign Exchange Rate Risk

Foreign exchange rate risks are primarily inherent to the following transactions:

  Debt contracted by the Group’s companies denominated in currencies than those in which their cash flows are indexed.

  Payments in currencies other than those in which their cash flows are indexed, for example, payments for material purchases associated to projects and payment of corporate insurance policy premiums.

  Income of the Group’s companies directly linked to the fluctuation of currencies other than the currency of their own cash flows.

In order to mitigate the foreign exchange rate risk, the hedging policy of the Enel Chile aims at maintaining a balance between US$-indexed flows or local currencies flows if they exists, and the level of assets and liabilities denominated in such currency. The aim is to minimize the exposure of cash flows to foreign exchange rate variations.

The instruments currently used to comply with the policy are foreign exchange forwards and currency swaps.

Commodity Risk

The Enel Chile Group is exposed to the risk of price variations of certain commodities, primarily the following:

  Fuel purchases for the process of electricity generation.

• 23 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

  Purchase and sale of energy carried out in the local market.

In order to reduce the risk under extreme drought conditions, the Group has designed a policy that defines sale commitment levels in line with the capacity of its generating facilities during a dry year, by including risk mitigation clauses in some contracts with unregulated clients and, in the case of regulated clients subject to long-term tender processes, by establishing indexing polynomials to reduce commodity exposure.

In consideration of the operational conditions Chile is facing in the electricity generation market and the drought and commodity price volatility in international markets, the Company is continuously reviewing the convenience of hedging the impact of these price variations on its net income.

As of June 30, 2019, the Company held swaps for 438 kTon of Coal API2 to be settled in 2019 and 612 kTon of Coal API2 to be settled in 2020, for 245 kBbl of Brent oil to be settled in 2019 and 259 kBbl of Brent oil to be settled in 2020, and for 1.75 TBtu of Henry Hub gas to be settled in 2019.

As of December 31, 2018, the Company held swaps for 432 kTon of Coal API2 to be settled in 2019, for 994 kBbl of Brent oil to be settled in 2019, for 225 kTon of BCI7 to be settled in 2019, for 0.2 TBtu of Henry Hub gas to be settled in 2019 (amounts consider net position covered).

According to the operating conditions that are updated permanently, these hedges may be amended, or include other commodities.

Liquidity risk

The Group maintains a liquidity policy that consists of contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to support the forecast needs in a given period which, in turn, is a function of the overall situation and expectations of the debt and capital markets.

The above-mentioned forecast needs include maturities of net financial debt, that is to say, net of financial derivatives. For additional information regarding the characteristics and the terms and conditions of such financial debt and financial derivatives see Notes 19 and 21.

As of June 30, 2019, the liquidity of Enel Chile Group was Ch$ 127,639 million in cash and cash equivalents and Ch$ 271,660 million in committed long-term credit lines. As of December 31, 2018, the liquidity of the Enel Chile Group was Ch$ 245,172 million in cash and cash equivalents and Ch$ 416,862 million in committed long-term lines of credit.

• 24 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

Credit risk

The Enel Chile Group continually monitors in depth all credit risks.

Commercial Accounts receivable:

In relation to the credit risks of accounts receivable from commercial activities, this risk has historically been quite limited given that clients cannot accumulate significant amounts due to short collection terms. The foregoing is applied to both our electricity generation and distribution lines of business.

In our electricity generation line of business, in some contracts with unregulated clients, it is possible to cut off supply when there are payment defaults, and almost every contract includes non-payment as a reason for contract termination. To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk; which, as stated earlier, are quite limited.

In the case of our electricity distribution companies, such companies are authorized to cut off the supply in the case of non-payment by our clients in accordance with current regulations which helps to guarantee that amounts subject to credit risk evaluation and control process are also limited.

Financial assets:

Investments of cash surpluses are made with both national and foreign first-class financial entities with limits set for each entity.

Investment banks selection considers those with Investment Grade rating, considering the three major international rating agencies (Moody's, S&P and Fitch).

Investments may be guaranteed by treasury bonds of Chile and/or paper issued by first class banks, giving priority to those offering the best returns (always within the current investment policies).

Risk Measurement

The Enel Chile Group prepares a Value at Risk measurement for its own debt positions and financial derivatives, with the purpose of monitoring the risk taken on by the company, thus circumscribing Income Statement volatility.

The portfolio of the positions included for the purposes of calculating the present Value at Risk, is comprised of:

-        Financial Debt

-        Derivatives for debt hedging.

The calculated Value at Risk represents the possible value variation of the above-described positions portfolio within a quarter and with 95% certainty. To that effect,

• 25 •

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

we have studied the volatility of the risk variables that affect the value of the positions portfolio in relation to the Chilean peso which includes:

-        The US$ Libor rate of interest.

-        The exchange rates of the different currencies involved in the calculation.

The Value at Risk calculation is based on the extrapolation of future market value scenarios (one quarter out) of the risk variables based on real observations for the same period (quarter) through a 5-year period.

The Value at Risk for the next quarter, with 95% confidence level, is calculated as the percentile of the most adverse 5% of the possible quarterly changes.

Considering the assumptions described above, the Value at Risk at one quarter out of the foregoing positions corresponds to Ch$ 331,684 million.

This value represents the potential increase of the debt and derivatives portfolio, therefore this value at Risk is intrinsically related, amongst other factors, with the value of the portfolio at the end of each quarter.

Other Risks

As is common practice in bank credit facilities and capital market operations, a portion of our financial debt, is subject to cross-default provisions. If certain non-payments are not corrected, they could result in a cross-default and eventually certain liabilities of Enel Generación Chile or Enel Chile could become enforceable, as appropriate.

Non-payment – after any applicable grace period – of Enel Chile’s debts, with an outstanding individual balance exceeding the equivalent of US$ 100 million, and whose amount past due also exceeds the equivalent of US$ 100 million, could lead to the advance payment of the bank credit under New York State law, which was drawn in March 2018. Furthermore, this credit line contains provisions under which certain events other than non-payment, at Enel Chile, such as bankruptcy, insolvency proceedings, and adverse judicial sentence rulings for an amount greater than US$ 300 million, and expropriation of assets, among others, could lead to the acceleration of this debt.

Additionally, non-payment – after any applicable grace period – for any debt of Enel Chile or any of its Chilean subsidiaries, with a principal amount that exceeds US$ 150 million, or its equivalent in other currencies, could lead to the mandatory advance payment of its Yankee bonds. The acceleration of the debt due to cross default does not occur automatically, but must be demanded by the holders of at least 25% of the bonds of a certain Yankee Bonds series.

There are no credit-agreement clauses stating that changes in the corporate or debt rating of Enel Chile or its subsidiaries’ debt, performed by credit-rating agencies, would result in the need to make prepayments of debt.

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ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

BOOK VALUE AND ECONOMIC VALUE OF ASSETS

The following are the most important assets:

Property, plant, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plant, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the estimated useful life of the asset, which is the period in which the companies expect to use them. The estimated useful life of the asset is revised periodically.

Goodwill (lower value of investments or commercial funds) generated in the consolidation, represents the excess acquisition cost over the Group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling, identifiable shareholdings in a subsidiary, as of the date of acquisition. Goodwill is not amortized, but at the end of each accounting period an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment. For additional information see Note 3.e. of the Financial Statements.

Throughout the year and, primarily at its closing date, an evaluation is carried out to determine whether any asset might have suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset is made to determine the amount of the impairment. In the case of identifiable assets that do not generate cash flows independently, an estimate is made of the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of assets that generate cash inflows independently.

Assets denominated in a foreign currencies are presented at the exchange rate prevailing at the end of the period.

Accounts and notes receivable from related companies are classified according to their maturity in short-term and long-term. Transactions are adjusted to conditions prevailing in the market.

In summary, asset values are determined according to the International Financial Reporting Standards, whose criteria are included in Notes No. 2 and 3 of the Financial Statements.

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Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Paolo Pallotti
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Title: Chief Executive Officer

Date: July 31, 2019